THE ROYCE FUND

745 FIFTH AVENUE NEW YORK, NY 10151

March 29, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	The Royce Fund
Registration Statement on Form N-14 (File No. 333-230063)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Royce Fund (the “Trust”) respectfully requests that the effectiveness of the Trust’s Registration Statement on Form N-14 (File No. 333-230063) (the “Registration Statement”) be accelerated to 10:00 a.m. Eastern Time on Monday, April 1, 2019, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We would appreciate if you would kindly contact the undersigned at (212) 508-4578 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

/s/ John E. Denneen

John E. Denneen Secretary